Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from continuing operations from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense and preferred share dividends represent income or loss allocated to preferred shares from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and preferred share dividends for the three-month period ended March 31, 2013 and for the five years ended December 31, 2012 (dollars in thousands):

	For the Three Month Period Ended March 31 2013	For the Years Ended December 31
		2012	2011	2010	2009	2008
Net income (loss) from continuing operations	$(85,341)	$(168,341)	$(38,457)	$110,590	$(440,141)	$(617,130)
Add back fixed charges:
Interest expense	17,149	75,317	89,649	96,690	261,824	486,932

Earnings before fixed charges and preferred share dividends	(68,192)	(93,024)	51,192	207,280	(178,317)	(130,198)
Fixed charges and preferred share dividends:
Interest expense	17,149	75,317	89,649	96,690	261,824	486,932
Preferred share dividends	5,218	14,660	13,649	13,641	13,641	13,641

Total fixed charges and preferred share dividends	$22,367	$89,977	$103,298	$110,331	$275,465	$500,573

Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	2.1x	— (1)	— (1)
Ratio of earnings to fixed charges and preferred share dividends	— (2)	— (2)	— (2)	1.9x	— (2)	— (2)

(1)	The dollar amount of the deficiency for the three-month period ended March 31, 2013 is $85.3 million and the dollar amount of the deficiency for the years ended December 31, 2012, 2011, 2009 and 2008 is $168.3 million, $38.5 million, $440.1 million, and $617.1 million, respectively.
(2)	The dollar amount of the deficiency for the three-month period ended March 31, 2013 is $90.6 million and the dollar amount of the deficiency for the years ended December 31, 2012, 2011, 2009 and 2008 is $183.0 million, $52.1 million, $453.8 million, and $630.8 million, respectively.